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[GRAPHIC - CAMPBELL RESOURCES LOGO]  CAMPBELL RESOURCES INC.


                                  PRESS RELEASE
                              FOR IMMEDIATE RELEASE

         CAMPBELL RESOURCES ANNOUNCES THE CLOSING OF A FINANCING AND THE
                          REIMBURSEMENT OF DEBENTURES

MONTREAL, JANUARY 9, 2007 - CAMPBELL RESOURCES INC. (TSX: CCH, OTC BULLETIN
BOARD: CBLRF) ("Campbell") announces the closing of a private placement of 31,250,000 units with Nuinsco Resources Limited ("Nuinsco") for gross proceeds of $2.5 million. Each unit consists of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant shall be exercisable at any time for one common share at a price of $0.15 per share until the earlier of May 26, 2008 and the date that is 30 days following the date of the accelerated expiry notice, being the notice that Campbell may provide by press release on or after May 26, 2007 in the event that the volume weighted average price of the common shares of Campbell is at least $0.30 for a period of 20 consecutive trading days.

The net proceeds of the private placement will be used to fund further development of Campbell's operations in Chibougamau (Quebec).

Campbell also announces that Meston Resources Inc. ("Meston"), a wholly-owned subsidiary of Campbell, will on January 11, 2007 reimburse guaranteed subordinate debentures and notes for an aggregate amount of $38 million and will redeem $12 million of guaranteed non-cumulative redeemable retractable preferred shares, the whole in accordance with a financing agreement entered into in 1991 with a group of Canadian financial institutions. The payments will be made pursuant to a series of exchange agreements which provide for termination payments totalling $50 million. Deposits were made with an international bank to secure all principal and interest payments associated with the debentures and notes and preferred shares.

CAMPBELL is a mining company focusing mainly in the Chibougamau region of Quebec, holding interests in gold and gold-copper exploration and mining properties.

NUINSCO is a growth-oriented, multi-commodity mineral exploration and development company focused on growth through uranium, nickel, copper, zinc and gold exploration and development in world-class mineralized belts in Canada and Turkey. Shares of Nuinsco trade on the Toronto Stock Exchange under the symbol NWI.

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                                      - 2 -

Certain information contained in this release contains "Forward-Looking Statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and is subject to certain risks and uncertainties, including those "Risk Factors" set forth in the Campbell's current Annual Report on Form 20-F for the year ended December 31, 2005. Such factors include, but are not limited to: differences between estimated and actual mineral reserves and resources; changes to exploration, development and mining plans due to prudent reaction of management to ongoing exploration results, engineering and financial concerns; and fluctuations in the gold price which affect the profitability and mineral reserves and resources of Campbell. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Campbell undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect unanticipated events or developments.

FOR MORE INFORMATION:

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
CAMPBELL RESOURCES INC.                                          Renmark Financial Communications Inc.
Andre Fortier, President and Chief Executive Officer             Henri Perron, hperron@renmarkfinancial.com
Tel.: 514-875-9037                                               John Boidman, jboidman@renmarkfinancial.com
Fax: 514-875-9764                                                Cynthia Lane-Filiatrault, clane@renmarkfinancial.com
afortier@campbellresources.com                                   Tel.: 514-939-3989
                                                                 Fax: 514-939-3717
                                                                 www.renmarkfinancial.com
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